HEATHER KRUG
PUBLIC RELATIONS & MARKETING

December 1, 2020

Mr. Frank Magliochetti, CEO
Clickstream Corporation
8549 Wilshire Blvd.
#2181
Beverly Hills, CA 90211
www.clickstream.technology
213-205-0684
info@clickstream.technology

Dear Mr. Magliochetti:

This letter agreement ("Agreement") sets forth the terms and conditions under which Heather Krug PR & Marketing ("Consultant") agrees to provide public relations and marketing strategies and related consulting to WinQuik ("Client"), effective as December 1, 2020 (the effective date) through March, 2020 (four months).

1. Services. Consultant shall provide to Client the services set forth in Statement of work ("SOW"), which should be subject to the terms and conditions set forth herein: The services set forth on each Statement of Work are referred to herein collectively, as the "Services". The initial Statement of Work is attached.

2. Compensation & Expenses:

For the Services and outlays on the Client's behalf, Client agrees to pay Consultant compensation as follows:

a. Fees. Client shall pay Consultant the project fee ("Fees") set forth on agreed SOW (Plan submitted to Client) of the following payment per month. There is a discretionary $1,000 bonus per month for media results that reach beyond expectations. There may be additional fees for any travel or work beyond the original scope and would be discussed in advance of any billing.

- December - $3,000 (lesser fee due to holiday month)
- January - $4,000
- February - $4,000
- March – $4,000

b. Stock. Client shall pay Consultant 1,000,000 shares of Clients common stock subject to the conditions set forth under Rule 144 of the Securities Act of 1933

Expenses. Client shall reimburse Consultant for Consultant's reasonable actual out-of-pocket expenditures, including but not limited to media luncheons, magazines, newspapers, travel, shipping, printing, postage, messenger, telephone, media monitoring, FedEX, PR Newswire, dropbox, copy charges and courier. No individual expense shall exceed $100 and total expenses shall not exceed $250 during any month without the prior written consent of Client

c. All syndicated research conducted on Client's behalf (e.g. Lexis, TV Eyes, Cision), will be billed to Client or Client to provide access codes.

3. Billing:

a. Consultant shall bill Client for the Fees as set forth on the SOW and the first payment is due upon receipt to start the work and by the first of every month. The fee can be paid via PayPal, VenMo, Zelle, or via check.

b. Consultant reserves the right to charge Client a late payment penalty month on any overdue accounts of 10 percent % for the retainer for every 45 days overdue.

c. The payment schedule is as follows:

December 2, 2020:	$3,000
January 1, 2020:	$4,000
February 1, 2020:	$4,000
March 1, 2020	$4,000

5. Client Obligations. Client shall be responsible for: (a) the accuracy and completeness of information concerning Client's organization, products, services and Client's competitors' products and services provided to Consultant by Client or by a third party authorized by Client (b) any ideas or directions provided to Consultant by Client or by a third party (c) rights, licenses and permissions to use materials furnished to Consultant by Client or by a third party on Client's behalf; (d) compliance with all laws and regulations applicable to Client's business (including all securities laws); and (e) the content of any press releases or other disseminated statements information or materials approved by Client and cleared by legal counsel.

6. Indemnification

a. Client shall defend, indemnify and hold Consultant harmless from and against any loss, damage, liability claim, demand, action, cost and expense (including reasonable attorney's fees and costs) (collectively "Loss") resulting from claims made against Consultant by any third party, including any government entity, which arise out of or in connection with (i) Client's obligations under Section 5 above; (ii) information or materials supplied to Consultant by Client or a third party authorized by Client; (iii) as a result of any governmental investigation, proceeding or administrative hearing regarding the services, unless due to Consultant's negligence; (iv) Client's failure to pay any and all amounts owed to third partied or any claims raised by third parties against Consultant related to Authorized Contracts and (v) Client's use of any third party materials in violation of the terms and conditions set forth in the agreements governing the use of such third party materials,. In matters in which Consultant is not a party Client shall pay or reimburse Consultant for all reasonable attorney's fees and expenses Consultant incurs and Consultants response to subpoenas, depositions, discovery demands and other inquiries arising from suits, proceedings, legislative or regulatory hearings, investigations or other civil or criminal proceedings in which Client is a party, subject or target.

7. Limitation of Liability. Except for the indemnity obligations hereunder, in no event whatsoever shall either party be liable to the other hereunder for any incidental, indirect, special consequential or punitive or lost profits under any tort, contract, strict liability or other legal or equitable theory arising out of or pertaining to the subject matter of this Agreement, even if said party has been advised of the possibility of or could have foreseen such damages. This Section shall survive Termination of this Agreement

8. Force Majeure. Neither party shall be liable for any delay or failure to carry out or make continuously available its obligations under this Agreement if such delay or failure is due to any cause beyond such a party's control, including without limitation restrictions of law or regulations, labor, disputes, acts of God, acts of terrorism, or war, telecommunications, network or power failures or interruptions or mechanical or electronic breakdowns.

9. Governing Law. Any controversy or claim arising out of or related to this Agreement shall be governed by the substantive laws of the State of California without regard to its conflict of law rules and shall be heard by court of competent jurisdiction within Los Angeles California. Both parties irrevocably consent to the jurisdiction of the state and federal courts located in Los Angeles.

10. Attorney's Fees. In the event that any dispute between Consultant and Company should result in litigation or arbitration, the prevailing party in such dispute shall be entitled to recover from the other party all reasonable fees, costs and expenses of enforcing any right of the prevailing party, including without limitation, reasonable attorneys' fees and expenses, all of which shall be deemed to have accrued upon the commencement of such action and shall be paid whether or not such action is prosecuted to judgment.

If the above meets with your approval, kindly indicate your consent by signing enclosed copy and return one to me to keep in my files.

Very truly yours,

DocuSigned by:

By: Heather Krug — 12/2/2020

00E5CDE79FB94DE...

Name: Heather Krug — Date

Title: CEO

Accepted and Agreed

DocuSigned by:

By: Frank Magliochetti — 12/2/2020

BE9522804B9F4B3...

Name: Frank Magliochetti — Date

Title: CEO